Exhibit 8.1

List of subsidiaries

Subsidiaries of Woodside Energy Group Ltd

Subsidiary	Jurisdiction
Woodside Energy Ltd	Australia

Woodside Finance Limited	Australia

Woodside Energy Julimar Pty Ltd	Australia

Woodside Burrup Pty Ltd	Australia

Woodside Energy Global Holdings Pty Ltd	Australia

Woodside Energy Holdings LLC	United States of America

Woodside Energy USA Operations Inc.	United States of America

Woodside Energy Resources Inc.	United States of America

Woodside Energy Holdings (Resources) Inc.	United States of America

Woodside Energy (Deepwater) Inc.	United States of America